FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Belmuth Gail S	2. Issuer Name and Tickler or Trading Symbol International Flavors & Fragrances Inc. (“IFF”)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director ___ 10% Owner _X Officer (give title below) ___Other (specify below) Vice President, Corporate Communications
(Last) (First) (Middle) c/o International Flavors & Fragrances Inc. 521 West 57th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year August 2002
(Street) New York, New York 10019			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing(Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conver-sion or Exercise Price of Deriv- ative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Equivalent Units	1-for-1	(1)	A	V	1,474		(1)	(1)	Common Stock	1,474	n/a	1,474	D

Explanation of Responses:

     (1)     Stock units (“Units”) under the Company’s deferred compensation plan resulting from (a) deferral of incentive award, (b) premium (in shares) to participants deferring awards into Units
(292 Units are subject to vesting based on employment through December 31, 2003), and (c) dividends (in shares) on Units. Units were acquired at various dates at market prices ranging from $32.49 to $34.97 per Unit. Fractional shares will be paid in cash and are not reflected.

	DENNIS M. MEANY **Signature of Reporting Person Dennis M. Meany Attorney-in-fact	August 29, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure